Exhibit 21.1

Kraton Performance Polymers, Inc.

List of Significant Subsidiaries as of December 31, 2012(1)

Jurisdiction of Organization

KRATON Polymers U.S. LLC	Delaware

KRATON Polymers Holdings B.V.	Netherlands

KRATON Polymers Nederland B.V.	Netherlands

K.P. Global Holdings C.V.	Curacao

(1)	Listing includes only doing business names and does not include trade names.